1. Update Master File Including Betas from BWM.

2. Sychronize Teacup Info in InDesign.

3. Manually Update the Total Assets under Management figure. (Done 7/11)

4. Manually Update the Sectors Less than X.X% figure.

Sit Balanced Fund

As of March 31, 2012

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Bryce A. Doty, CFA, 21 years
John M. Bernstein, CFA, 19 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	9.11	7.70	16.31	3.83	4.64	6.58
S&P 500® Index	12.59	8.54	23.42	2.01	4.12	8.28
Barclays Aggregate Bond Index	0.30	7.71	6.83	6.25	5.80	6.20

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Balanced	-18.59	19.20	9.22	7.51	7.88	10.52	-26.88	23.12	10.51	2.04	9.11
S&P 500® Index	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	12.59
Barclays Aggregate Bond Index	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	0.30

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.8
International Business Machines Corp.	2.1
Chevron Corp.	2.0
Qualcomm, Inc.	1.7
Occidental Petroleum Corp.	1.6

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 3.09%, 8/15/20	2.0
U.S. Treasury Bond, 3.13%, 2/15/42	1.0
GNMA, 7.50%, 9/16/35	1.0
FHLMC, 7.50%, 6/15/30	0.9
Genworth Financial, Inc., 7.70%, 6/15/20	0.9

PORTFOLIO ALLOCATION (%)

Stocks	63.5
Bonds	32.8
Cash and Other Net Assets	3.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.8
Number of Holdings:	169

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of March 31, 2012

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Raymond E. Sit, 19 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	11.04	-8.98	22.19	1.92	10.31	5.14
MSCI Emerging Markets Index	13.65	-11.05	22.25	2.31	11.48	4.47

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Developing Markets Growth	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53	-18.48	11.04
MSCI Emerging Markets Index	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	13.65

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.4
Energy Minerals	13.4
Non-Energy Minerals	12.2
Consumer Non-Durables	10.5
Electronic Technology	9.8
Communications	8.1
Consumer Services	8.1
Retail Trade	6.2
Sectors Less Than 6.0%	15.7
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

Brazil	23.1
China/Hong Kong	20.3
South Korea	13.3
South Africa	6.8
Australia	5.5
Mexico	4.8
Taiwan	4.7
India	4.5
10 Countries Less Than 4.5%	15.4
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	4.8
Cia de Bebidas das Americas, ADR	4.0
Vale SA, ADR	3.8
BHP Billiton, Ltd., ADR	3.5
Petrobras	3.3
CNOOC, Ltd., ADR	2.9
Banco Bradesco SA	2.9
Bangkok Bank PCL	2.5
Shinhan Financial Group Co., Ltd.	2.2
Wal-Mart de Mexico	2.2
Total	32.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$12.1
Number of Holdings:	60
Wtd. Avg. Market Cap (Billions):	$41.5
Median Market Cap (Billions):	$17.3
Turnover Rate:	11.9 %
Beta (vs. MSCI Emerging Markets Index):	0.96

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. MSCI Emerging Markets Index is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2012

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Kent L. Johnson, CFA, 23 years
- Michael J. Stellmacher, CFA, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	10.24	7.91	22.16	5.20	8.08	1.62	1.47
S&P 500 Index	12.59	8.54	23.42	2.01	5.01		
Class S Shares	10.18	7.69	21.87	4.92	6.41	1.38	1.24
S&P 500 Index	12.59	8.54	23.42	2.01	3.58		

Performance figures are historical and do not guarantee future results. Investment return and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.43	3.29	10.24
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	2.98	10.18
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	12.59

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.3	Occidental Petroleum Corp.	2.1
International Business Machines Corp.	3.0	JPMorgan Chase & Co.	2.0
Qualcomm, Inc.	2.2	PepsiCo, Inc.	1.9
Verizon Communications, Inc.	2.1	Johnson & Johnson	1.7
Procter & Gamble Co.	2.1	Pfizer, Inc.	1.6
		Total	21.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.1
Electronic Technology	10.5
Producer Manufacturing	9.7
Energy Minerals	9.5
Health Technology	9.0
Consumer Non-Durables	8.6
Technology Services	5.2
Retail Trade	4.3
Sectors Less Than 4.0%	25.2
Cash and Other Net Assets	3.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$546.2
S Share Assets (Millions):	$93.2
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$79.7
Median Market Cap (Billions):	$28.4
Turnover Rate:	22.0 %
Beta (vs. S&P 500 Index):	0.88

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Global Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2012

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Kent L. Johnson, CFA, 23 years
Raymond E. Sit, 19 years
Michael J. Stellmacher, CFA, 21 years
Tasha M. Murdoff, 16 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	9.97	2.57	18.80	10.35	1.95	1.50
Class S Shares	9.90	2.26	18.50	10.06	1.70	1.27
Composite Index	11.92	2.66	20.98	6.01		
S&P 500 Index	12.59	8.54	23.42	7.92		
MSCI EAFE Index	10.86	-5.77	17.13	2.95		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	YTD 2012
Class I Shares	-5.25	24.65	11.58	-2.58	9.97
Class S Shares	-5.31	24.40	11.32	-2.89	9.90
Composite Index	-21.11	28.67	12.21	-3.78	11.92
S&P 500 Index	-21.94	26.47	15.06	2.11	12.59
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	10.86

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.0
Energy Minerals	11.0
Producer Manufacturing	10.2
Health Technology	10.0
Electronic Technology	8.8
Consumer Non-Durables	8.1
Retail Trade	6.1
Communications	4.8
Sectors Less Than 4.5%	26.4
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.6
United Kingdom	11.7
Switzerland	5.2
Australia	4.2
Canada	2.6
Germany	2.3
Ireland	2.2
France	2.1
6 Countries Less Than 2.1%	7.1
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
International Business Machines Corp.	2.7
Rogers Communications, Inc.	2.6
Chevron Corp.	2.6
Centrica, PLC	2.3
Verizon Communications, Inc.	2.3
McDonald's Corp.	2.2
GlaxoSmithKline, PLC, ADR	2.2
SGS SA	2.1
BHP Billiton, Ltd., ADR	2.1
Royal Dutch Shell, PLC, ADR	2.0
Total	12.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$8.8
S Share Assets (Millions):	$2.7
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$83.2
Median Market Cap (Billions):	$42.5
Turnover Rate:	17.6 %
Beta (vs. S&P 500 Index):	0.95

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Standard & Poor's 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composite Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of March 31, 2012

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 21 years
Tasha M. Murdoff, 16 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	10.96	-4.42	18.02	-2.85	2.48	3.66
MSCI EAFE Growth Index	12.00	-3.71	17.74	-1.89	5.51	3.65

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
International Growth	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51	-10.80	10.96
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	12.00

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	15.1
Finance	14.7
Consumer Non-Durables	11.0
Energy Minerals	8.4
Health Technology	7.6
Non-Energy Minerals	5.7
Communications	5.1
Electronic Technology	4.6
Sectors Less Than 4.5%	24.8
Cash and Other Net Assets	3.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.6
Switzerland	13.5
Japan	10.4
France	7.3
Australia	7.1
Germany	7.0
China/Hong Kong	5.5
Canada	4.3
14 Countries Less Than 4.3%	19.3
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Royal Dutch Shell, PLC, ADR	3.6
BHP Billiton, Ltd.	3.4
Diageo, PLC, ADR	3.0
Nestle SA	2.9
Honda Motor Co., Ltd.	2.7
Reckitt Benckiser Group, PLC	2.5
British American Tobacco, PLC	2.5
SGS SA	2.5
Centrica, PLC	2.5
Syngenta AG	2.4
Total	28.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.4
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	$57.9
Median Market Cap (Billions):	$32.7
Turnover Rate:	18.7 %
Beta (vs. MSCI EAFE Growth Index):	1.02

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. MSCI EAFE Growth Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Large Cap Growth Fund

As of March 31, 2012

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 21 years
Ronald D. Sit, CFA, 27 years
Michael J. Stellmacher, CFA, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	15.11	10.00	19.46	3.80	4.43	9.75
Russell 1000® Growth Index	14.69	11.03	25.28	5.10	4.28	10.69

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Large Cap Growth	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	-0.53	15.11
Russell 1000® Growth Index	29.76	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	14.69

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.6	Occidental Petroleum Corp.	2.6
International Business Machines Corp.	4.5	Oracle Corp.	2.4
Google, Inc.	3.1	Coca-Cola Co.	2.1
Qualcomm, Inc.	2.9	McDonald's Corp.	2.1
Chevron Corp.	2.9	Philip Morris International, Inc.	1.9
		Total	31.1

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	20.1
Technology Services	13.2
Consumer Non-Durables	10.0
Producer Manufacturing	9.4
Retail Trade	8.5
Health Technology	8.1
Energy Minerals	7.6
Process Industries	4.3
Sectors Less Than 4.0%	17.5
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$286.9
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$108.2
Median Market Cap (Billions):	$33.6
Turnover Rate:	10.4 %
Beta (vs. Russell 1000® Growth Index):	0.94

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Mid Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of March 31, 2012

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Kent L. Johnson, CFA, 23 years
- Robert W. Sit, CFA, 20 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	19.67	6.54	26.62	3.74	5.90	11.94
Russell Midcap® Growth Index	14.52	4.43	29.16	4.44	6.92	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Mid Cap Growth	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10	-6.53	19.67
Russell Midcap® Growth Index	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	14.52

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ecolab, Inc.	2.3	ANSYS, Inc.	1.9
Cummins, Inc.	2.2	Intuitive Surgical, Inc.	1.9
TJX Cos., Inc.	2.2	CF Industries Holdings, Inc.	1.8
Cognizant Technology Solutions Corp.	2.1	Dick's Sporting Goods, Inc.	1.8
Ulta Salon Cosmetics & Fragrance, Inc.	2.1	Macy's, Inc.	1.7
		Total	19.8

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	11.4
Technology Services	10.8
Electronic Technology	10.2
Health Technology	9.8
Retail Trade	9.7
Process Industries	8.8
Finance	6.8
Consumer Durables	4.9
Sectors Less Than 4.9%	25.5
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$159.3
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$12.5
Median Market Cap (Billions):	$8.1
Turnover Rate:	13.8 %
Beta (vs. Russell Midcap® Growth Index):	0.98

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of March 31, 2012

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 44 years
- Debra A. Sit, CFA, 30 years
- Paul A. Jungquist, CFA, 18 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Minnesota Tax-Free Income	2.19	12.48	9.83	4.95	4.91	5.11	3.96	4.30
Barclays 5-Year Muni Bond Index	0.59	6.90	5.34	5.65	4.88	5.01		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Minnesota Tax-Free Income	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.18	10.64	2.19
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	0.59

QUALITY RATINGS (%)

AAA	6.3
AA	22.8
A	16.0
BBB	15.0
Less than BBB	0.5
Non-Rated	30.6
Cash and Other Net Assets	8.8

Assessment of Non-Rated Securities

AAA	0.0
AA	2.4
A	2.7
BBB	13.2
BB	11.8
Less than BB	0.5

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	17.8
Single Family Mortgage	17.1
Multi Family Mortgage	16.0
Education/Student Loan	10.8
Other Revenue	9.3
Utility	5.4
Insured	3.6
General Obligation	2.7
Sectors Less Than 2.7%	8.5
Cash and Other Net Assets	8.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$343.8
Tax-Equivalent Yield:	6.61%
Average Maturity:	15.1 Years
Duration to Estimated Avg. Life:	4.8 Years
Implied Duration:	6.6 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-Equivalent Yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 40.1%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Small Cap Growth Fund

As of March 31, 2012

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 21 years
- Kent L. Johnson, CFA, 23 years
- Robert W. Sit, CFA, 20 years
- Michael J. Stellmacher, CFA, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	17.12	6.60	29.07	5.16	6.88	10.91
Russell 2000® Growth Index	13.28	0.68	28.36	4.15	6.00	6.77

Performance figures are historical and do not guarantee future results. Investment return and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Small Cap Growth	34.57	6.79	18.52	7.99	20.43	-42.96	33.06	27.28	-0.23	17.12
Russell 2000® Growth Index	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	13.28

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.3	Concur Technologies, Inc.	1.9
Alexion Pharmaceuticals, Inc.	2.1	Informatica Corp.	1.9
Ulta Salon Cosmetics & Fragrance, Inc.	2.1	Casey's General Stores, Inc.	1.8
Tupperware Brands Corp.	2.1	Buffalo Wild Wings, Inc.	1.8
ANSYS, Inc.	2.0	Amylin Pharmaceuticals, Inc.	1.8
		Total	19.8

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	14.7
Technology Services	11.9
Producer Manufacturing	11.1
Electronic Technology	10.0
Retail Trade	7.6
Finance	7.4
Consumer Durables	6.4
Industrial Services	6.2
Sectors Less Than 6.0%	22.8
Cash and Other Net Assets	1.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$81.0
Number of Holdings:	88
Wtd. Avg. Market Cap (Billions):	$4.9
Median Market Cap (Billions):	$3.0
Turnover Rate:	18.0 %
Beta (vs. Russell 2000® Growth Index):	0.93

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000 Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

Sit Tax-Free Income Fund

As of March 31, 2012

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Tax-Free Income	2.70	13.41	10.21	3.63	3.78	5.38	4.70	4.60
Barclays 5-Year Muni Index	0.59	6.90	5.34	5.65	4.88	5.75		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Tax-Free Income	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.49	10.73	2.70
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	0.59

QUALITY RATINGS (%)

AAA	8.1
AA	23.2
A	18.1
BBB	17.7
Less than BBB	7.0
Non-Rated	22.1
Cash and Other Net Assets	3.8

Assessment of Non-Rated Securities

AAA	0.0
AA	1.7
A	0.5
BBB	5.3
BB	8.8
Less than BB	5.8

PORTFOLIO SECTOR ALLOCATION (%)

Other Revenue	14.9
Education/Student Loan	13.7
Single Family Mortgage	12.9
Multi Family Mortgage	12.1
Hospital / Health Care	10.9
Closed-End Mutual Funds	7.6
Insured	6.4
General Obligation	5.9
Sectors Less Than 4.0%	11.8
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$154.7
Tax-Equivalent Yield:	7.23%
Average Maturity:	16.4 Years
Duration to Estimated Avg. Life:	6.2 Years
Implied Duration:	7.0 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-Equivalent Yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2012

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 21 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $11.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	0.99	2.98	4.73	5.34	4.46	6.36	2.49	2.77
Barclays Interm. Gov't Index	-0.38	5.66	3.44	5.46	4.87	6.50		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
U.S. Government Securities	1.19	3.35	2.49	4.13	6.92	5.13	7.78	4.91	2.72	0.99
Barclays Interm. Gov't Index	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	-0.38

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.9
FNMA Pass-Through	25.7
FHLMC Pass-Through	11.5
GNMA Pass-Through	6.5
Asset-Backed	1.9
U.S. Treasury/Federal Agency	0.4
Cash & Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,504.2
Average Maturity:	22.5 Years
Effective Duration:	1.9 Years

See reverse for important information.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.